                                                                    Exhibit 12.4

ROGERS WIRELESS INC.
SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
(in thousands of Canadian dollars)



                         Balance,                                      Balance,
                         Beginning of     Additions    Deductions      End of
                         Period             (1)           (2)          Period
                         ------             ---           ---          ------

Twelve Months Ended:
December 31, 2001 ..        52,453        33,583       (34,801)        51,235
December 31, 2002 ..        51,235        32,072       (38,142)        45,165
December 31, 2003 ..        45,165        43,959       (31,650)        57,474


(1) Represents increase in allowance for doubtful accounts receivable charged to expense.

(2) Represents the accounts receivable written-off against the allowance for doubtful accounts receivable.